# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TELEPHONE AND DATA SYSTEMS, INC., CIK 0001051512
CUSIP: 879433787
Title of class of securities: Depository Shares each representing a 1/1000th interest in a share of 6.625% Series UU Cumulative Redeemable Perpetual Preferred Stock, $.01 par value
Address of issuer's principal executive offices: 30 North LaSalle Street, Suite 4000, Chicago, Illinois (IL), 60602
Date of event which requires filing of this statement: 04/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001539041

## Reporting persons
- Picton Mahoney Asset Management: type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 998,155; shared voting power 0; sole dispositive power 998,155; shared dispositive power 0; aggregate amount beneficially owned 998,155 (5.94% of the class)
  Comment: TDS Shareholder Equity based upon 10Q (ending March 31, 2025)Series A Common and Common Shares Authorized 290 shares (25 Series A Common and 265 Common Shares)Issued 133 shares (7 Series A Common and 126 Common Shares)Outstanding 114 shares (7 Series A Common and 107 Common Shares)Par Value ($0.01 per share) Preferred Shares, 0.279 shares authorized, par value $0.01 per share, 0.0444 shares outstanding (0.0168 Series UU and 0.0276 Series VV)Treasury shares, at cost, 18 and 19 Common Shares, respectively

## Item 1. Issuer
Name of issuer: TELEPHONE AND DATA SYSTEMS, INC.
Address of issuer's principal executive offices: 30 North LaSalle Street, Suite 4000, Chicago, ILLINOIS, 60602

## Item 2. Person Filing
Name of person filing: Picton Mahoney Asset Management
Address of principal business office or, if none, residence: 33 Yonge Street, #320, Toronto, ON M5E 1G4
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Fund Manager

## Item 4. Ownership
Amount beneficially owned: 998,155
Percent of class: 5.94
Sole power to vote or to direct the vote: 998,155
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 988,155
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Picton Mahoney Asset Management: Catrina Duong, Chief Compliance Officer (08/06/2025)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.